May 12, 2010

FILED BY EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate and Business Services

Mail Stop: 3010

Attention: Ms. Karen Garnett, Assistant Director

Re:	Rodman & Renshaw Capital Group, Inc. (the “Company”)
Withdrawal of Registration Statement on Form S-3, as amended, filed on October 21, 2009 (SEC File No. 333-162611)
(the “Registration Statement”)

Dear Ms. Garnett:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement together with all exhibits thereto (the “Registration Statement”). No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Kenneth S. Rose of Morse, Zelnick, Rose & Lander, LLP, at (212) 838-5030.

Thank you for your assistance in this matter.

Very truly yours,

/s/ David Horin
David Horin
Chief Financial Officer

1251 Avenue of the Americas, 20th Floor, New York, NY 10020 ☐ Tel: 212 356 0500 Fax: 212 581 5690

www.rodmanandrenshaw.com ☐ Member: FINRA, SIPC